

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 30, 2016

Jerold L. Rexroad
President and Chief Executive Officer
Carolina Financial Corporation
288 Meeting Street
Charleston, SC 29401

   Re: Carolina Financial Corporation
     Form 10-K for the Fiscal Year ended December 31, 2015
     File No. 001-10897

Dear Mr. Rexroad:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Era Anagnosti

        Era Anagnosti
        Legal Branch Chief
        Office of Financial Services

cc: B.T. Atkinson
   Nelson Mullins Riley & Scarborough LLP